EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

Our ratio of earnings to fixed charges for the each of the years ended December 31, 2017, 2016, 2015, 2014, and 2013 were as follows:

	Years Ended December 31,
(In Thousands, Except Ratios)	2017	2016	2015	2014	2013
Net income before provision for income taxes	$152,158	$134,960	$91,742	$101,313	$184,194
Interest expense on asset-backed securities	19,108	14,735	21,469	31,227	39,716
Interest expense on long-term debt	52,857	51,506	43,842	30,246	23,819
Interest expense on convertible debt maturing in less than one year	8,836	—	—	—	—
Earnings available to cover fixed charges	$232,959	$201,201	$157,053	$162,786	$247,729

Fixed charges:
Interest expense on asset-backed securities	$19,108	$14,735	$21,469	$31,227	$39,716
Interest expense on long-term debt	52,857	51,506	43,842	30,246	23,819
Interest expense on convertible debt maturing in less than one year	8,836	—	—	—	—
Total fixed charges	$80,801	$66,241	$65,311	$61,473	$63,535
Ratio of Earnings to Fixed Charges	2.88	3.04	2.40	2.65	3.90

(1)
The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest on outstanding long-term debt, convertible notes with a maturity of less than one year, and asset-backed securities issued, as well as associated amortization of debt discount and deferred issuance costs. The proportion deemed representative of the interest factor of operating lease expense has not been deducted as the total operating lease expense in itself was de minimis and did not affect the ratios in a material way. “Earnings” consist of consolidated income before income taxes and fixed charges.